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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MB FINANCIAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55264U108
(CUSIP Number of Class of Securities)

Mitchell Feiger
President and Chief Executive Officer
MB Financial, Inc.
801 West Madison Street
Chicago, Illinois 60607
(312) 421-7600
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

Copy to:

Leland E. Hutchinson, Esq.
Winston & Strawn
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

November 6, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

Schedule 13D

CUSIP No. 55264U108

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas H. Harvey

2.	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER—280,771

		8.	SHARED VOTING POWER—1,346,045

		9.	SOLE DISPOSITIVE POWER—280,771

		10.	SHARED DISPOSITIVE POWER—1,346,045

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,626,816

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11) 9.2%

14.	TYPE OF REPORTING PERSON—IN

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Item 1. Security and Issuer.

    This Statement on Schedule 13D relates to shares of common stock ("Issuer Shares"), par value $0.01, of MB Financial, Inc., a Maryland corporation ("Issuer"). Issuer's principal executive offices are located at 801 West Madison Street, Chicago, Illinois 60607.

Item 2. Identity and Background.

    This Statement on Schedule 13D is being filed by Thomas H. Harvey.

    Mr. Harvey, a citizen of the United States of America, is a director of Issuer and President of The Energy Foundation. Mr. Harvey has his business address at MB Financial, Inc., 801 West Madison Street, Chicago, Illinois 60607.

    During the last five years Mr. Harvey has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or was subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

    The Issuer Shares to which this Schedule 13D relates were acquired in connection with the merger of MidCity Financial Corporation, a Delaware corporation, and MB Financial, Inc., a Delaware corporation, with and into MB Financial, Inc. (f/k/a MB-MidCity, Inc.), a Maryland corporation on November 6, 2001 (the "Merger"). Pursuant to the Merger, the shares of MidCity Financial Corporation previously beneficially owned by Mr. Harvey were converted into the Issuer Shares to which this Schedule 13D relates.

Item 4. Purpose of Transaction.

    Mr. Harvey acquired the shares in connection with the Merger discussed in Item 3 above.

    In addition, Mr. Harvey may, from time to time, purchase or sell additional Issuer Shares in open market or privately negotiated transactions. In determining whether to purchase or sell additional shares, Mr. Harvey intends to consider and review various factors on a continuous basis, including the Issuer's financial condition, business prospects, other developments concerning the Issuer, the price and availability of Issuer Shares, other investment and business opportunities available to Mr. Harvey, and general economic and stock market conditions.

    Except as set forth in this Item 4, Mr. Harvey has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. Mr. Harvey reserves the right to change his plans and intentions at any time, as he deems appropriate.

Item 5. Interest in Securities of the Company.

    (a) The aggregate number and percentage of Issuer Shares to which this Statement relates is 1,626,816 shares, representing 9.2% of the issued and outstanding Issuer Shares.

    (b) As of the date of this filing, Mr. Harvey has the sole power to vote (or to direct the vote) and to dispose (or to direct the disposition) of 280,771 Issuer Shares and shares the power to vote (or to direct the vote) and to dispose (or to direct the disposition) of 1,346,045 Issuer Shares with certain members of his family and co-trustees of certain trusts that own those shares.

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    (c) No transactions in Issuer's Shares have been effected during the past 60 days by Mr. Harvey other than pursuant to the Merger.

    (d) Certain trusts of which Mr. Harvey is the trustee and certain relatives of Mr. Harvey have the rights to: (i) receive dividends from, (ii) direct the receipt of dividends from, (iii) receive proceeds from the sale of, and (iv) direct the receipt of proceeds from the sale of Issuer Shares. However, none of these trusts or relatives have interests that relate to more than five percent of the issued and outstanding Issuer Shares.

    (e) N/A

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Company.

    The only contract, arrangement, understanding or relationship of the type described in Item 6 of Schedule 13D under the Exchange Act is the Affiliate Letter Agreement dated as of April 19, 2001, among Mr. Harvey, the Issuer (as successor to MB Financial, Inc., a Delaware corporation, and MidCity Financial Corporation, a Delaware corporation) entered into in connection with the Merger.

    Except for the Affiliate Letter Agreement, Mr. Harvey is not a party to any contract, arrangement, understanding or relationship with any person with respect to Issuer Shares, including, but not limited to, transfer or voting of securities, finder's fees, joint ventures, loan agreements, option agreements, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

    1.  Affiliate Letter Agreement

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SIGNATURES

    After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 16, 2001
/s/ THOMAS H. HARVEY Thomas H. Harvey

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Schedule 13D
  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Company.
  Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Company.
  Item 7. Material to be Filed as Exhibits.
SIGNATURES